Exhibit 99.1

PRESS RELEASE

Combined General Shareholder Meeting of May 3, 2013

•                    Shareholder approval of the financial statements for 2012

•                    Dividend of €2.77 per share payable as of May 14, 2013

•                    Nomination of a new director, Ms. Fabienne Lecorvaisier

Paris, France - May 3, 2013 - Sanofi (EURONEXT : SAN et NYSE : SNY) announced its Combined General Shareholder Meeting was held today at the Palais des Congrès in Paris. All resolutions were adopted by its shareholders.

During the meeting, shareholders approved, among other resolutions, the corporate and consolidated financial statements for the year 2012. At the General Meeting, shareholders decided the distribution of a cash dividend in the amount of € 2.77 per share which will be detached on Euronext Paris on May 9, 2013 with payment as of May 14, 2013.

The General Meeting also approved the appointment of Ms. Fabienne Lecorvaisier as a Director, for a term of four years, i.e., until the General Meeting called to approve the financial statements for the year 2016.

After the Shareholder Meeting, the new Board of Directors is comprised of 16 members, of whom four are women and ten are independent Directors.  It consists of the following members :

•      Serge Weinberg, Chairman of the Board of Directors

•      Christopher Viehbacher, Chief Executive Officer

•      Laurent Attal

•      Uwe Bicker *

•      Robert Castaigne *

•      Thierry Desmarest

•      Lord Douro *

•      Jean-René Fourtou  *

•      Claudie Haigneré *

•      Igor Landau

•      Fabienne Lecorvaisier *

•      Suet-Fern Lee *

•      Christian Mulliez

•      Carole Piwnica *

•      Klaus Pohle *

•      Gérard Van Kemmel *

During the Board of Directors session following the meeting, Ms. Fabienne Lecorvaisier was appointed member of the Audit Committee.

The voting results will be available on the company’s website (www.sanofi.com) in the coming days.

The audiocast of the Combined General Shareholder Meeting is available on the Company’s website (www.sanofi.com).

(* Independent Director)

About Sanofi

Sanofi, an integrated global healthcare leader, discovers, develops and distributes therapeutic solutions focused on patients’ needs. Sanofi has core strengths in the field of healthcare with seven growth platforms: diabetes solutions, human vaccines, innovative drugs, consumer healthcare, emerging markets, animal health and the new Genzyme. Sanofi is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY).

Contacts:
Relations Presse	Relations Investisseurs
Jean-Marc Podvin	Sébastien Martel
+ (33) 1 53 77 46 46	+ (33) 1 53 77 45 45
mr@sanofi.com	ir@sanofi.com